SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

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             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended December 31, 1997.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  March 27, 1998

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             FOURTH QUARTER 1997

 (1) EUA Energy Investment Corporation Financial Statements for the fourth quarter 1997.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                            December 31, 1997
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($5,387)
    Other Assets                                       787
          Total fixed Assets                        (4,600)
Current Assets:
    Cash and Temporary Cash Investments                  2
    Notes Receivable                                23,975
    Accounts Receivable                               (104)
    Prepayments and Other Assets                     1,000
          Total Current Assets                      24,873
TOTAL ASSETS                                       $20,273

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (16,782)
          Total Common Equity                      (16,781)
          Total Capitalization                     (16,781)
Current Liabilities:
    Notes Payable to Parent                         37,791
    Accounts Payable                                    27
    Accrued Interest                                   498
          Total Current Liabilities                 38,316
Accumulated Deferred Taxes                          (1,262)
TOTAL LIABILITIES AND EQUITY                       $20,273


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
               For the Quarter Ended and YTD December 31, 1997
                               (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                186       534
    Depreciation & Amortization                5        20
    Taxes - Other                              2        11
    Income and Deferred Taxes                 78      (577)
          Total Operating Expenses           271       (12)
Operating Income                            (271)       12
Other Income and Deductions                  241    (1,788)
    Loss Before Interest Charges             (30)   (1,776)
Interest Charges:
    Interest Expense - Associated Companies  559     1,961
    Other Interest Expense                     1         4
          Total Interest Charges             560     1,965
Net Income (Loss)                          ($590)  ($3,741)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Twelve Months Ended December 31, 1997
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($3,741)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (7,219)
        Accounts & Notes Payable                     9,367
        Accrued Expenses                                57
        Deferred Income Taxes                          (25)
        Other (Net)                                 (1,282)
       Net Cash (Used In) Operating Activities      (2,843)
Investing Activities:
    Investments in Subsidiaries                      2,830
       Net Cash Provided From Investing Activities   2,830
Cash Provided (Used)                                  ($13)


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             FOURTH QUARTER 1997

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3)  EUA Energy did not invest in R&D funding in the fourth quarter of 1997.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications